



05039454

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires: September 30, 1998	
Estimated average burden hours per response . . . 12.00	

SEC FILE NUMBER
8- 65260

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2004___ AND ENDING ___December 31, 2004___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Themis Trading LLC

	OFFICIAL USE ONLY
	FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Town Square, Suite 100
                          (No. and Street)

Chatham	New Jersey	07928
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul S. Zajac   973-665-9600
                                                   (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC
                (Name — if individual, state last, first, middle name)

143 Weston Rd	Weston	CT	06883
(Address)	(City)	(State)	Zip Code

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



OATH OR AFFIRMATION

I, ___Paul S. Zajac_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Themis Trading LLC_____, as of ___December 31,_____, ___2004_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

/2·22·04

GLADYS L. MONTEIRO
NOTARY PUBLIC
STATE OF NEW JERSEY
COMM. EXP. 05-18-06

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THEMIS TRADING LLC

STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED DECEMBER 31, 2004



Halpern & Associates, LLC

Certified Public Accountants and Consultants

143 Weston Road • Weston, CT 06883 • (203)227-0313 • FAX (203)226-6909 • Info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Themis Trading LLC

We have audited the accompanying statement of financial condition of Themis Trading LLC (the "Company"), as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Themis Trading LLC as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Weston, Connecticut
February 12, 2005

THEMIS TRADING LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$ 1,033,461
Commissions receivable	449,140
Office equipment at cost $84,715, net of accumulated depreciation of $43,636	41,079
Other assets	193,592
TOTAL ASSETS	**$ 1,717,272**

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES	
Due to members	$ 73,844
Accrued expenses and other liabilities	269,410
TOTAL LIABILITIES	343,254
MEMBERS' CAPITAL	1,374,018
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 1,717,272

The accompanying notes are an integral part of this statement.

THEMIS TRADING LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

Themis Trading LLC (the "Company") was organized in the State of Delaware on February 21, 2002 and began doing business as a registered broker-dealer in securities with the Securities and Exchange Commission in June 2002. The Company became a member of the National Association of Securities Dealers, Inc. in July 2002. The Company also became a member of the Pacific Stock Exchange, Inc. by way of its membership in the Archipelago Exchange, LLC, in March 2003. In this capacity, it executes agency transactions for its customers.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The Company introduces its customer transactions to Spear, Leeds & Kellogg ("SLK"), the firm's clearing broker, with whom it has a correspondent relationship for clearance in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify SLK for losses that it may sustain related to the Company's customers. At December 31, 2004, the commissions receivable reflected on the statement of financial condition included $449,140 due from SLK for customer commissions.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions and related revenues and expenses on a trade date basis.

Security transactions and financing with SLK are classified as operating activities on the statement of cash flows since this is the Company's principal business.

Depreciation is provided for on the straight-line basis using the estimated useful lives of the related property.

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America, which requires the use of estimates by management. Actual results could differ from these estimates.

3. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include $437,590 in a money market fund being held at the bank, $92,452 in a basic checking account also being held at the bank and $503,419 in a money market fund being held at SLK.

4. INCOME TAXES

The Company is recognized as a Limited Liability Company (an "LLC") by the Internal Revenue Service. As an LLC, the Company is not subject to income taxes. The Company's income or loss is reportable by its members on their individual tax returns based on methodology prescribed in the Company's Operating Agreement.

5. SOFT DOLLAR TRANSACTIONS

Soft dollar expenses of $1,358,757 included in the statement of income, primarily represent commissions paid to third parties for research services provided to the Company's customers based on pre-existing arrangements.

Included in the other liabilities is approximately $140,959 related to these soft dollar arrangements that have been accumulated but have not been used to pay for third party services as of December 31, 2004.

A deferred asset of $140,959 has been established due to the uncertainty of the usage of these commissions. The deferred asset will be realized upon the usage of the commissions to pay for third party services of the Company's customers. This amount is included in other assets on the statement of financial condition.

6. PROFIT SHARING PLAN

The Company has a profit-sharing plan covering substantially all qualified employees. Contributions to be made to the plan are determined annually by the Company's Managing members. Contributions accrued on the statement of financial condition for the plan for the year ended December 31, 2004 are $60,000.

7. BUY / SELL AGREEMENT

Under the terms of an agreement between the Company's members and upon the death of a member, the surviving members are required to purchase the deceased member's interest in the Company. The purchase price of a membership interest is based on the value of the Company and the value of the related insurance policy, as defined in the agreement. Each of the Company's members maintains insurance policies on the lives of the other members to fund these obligations.

8. COMMITMENTS

On December 20, 2002, the Company entered into a lease agreement for new office space in New Jersey expiring in December 2005. The lease contains provisions for escalations based on increases in certain costs incurred by the lessor. Future minimum lease payments are $66,240 for the year ending December 31, 2005.

9. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

10. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $1,120,527, which exceeded the minimum requirement of $22,883 by $1,097,644. The Company's ratio of aggregate indebtedness to net capital was .30 to 1.

11. SUBSEQUENT EVENTS

Members withdrew $296,525 for the period of January 1, 2005 through February 12, 2005.